Exhibit 28.1

                              HBANCORPORATION, INC.
                                 618 12th Street
                          Lawrenceville, Illinois 62439


                                  PRESS RELEASE

FOR MORE INFORMATION                                   FOR IMMEDIATE RELEASE
Contact: Kevin J. Kavanaugh, President                 Date: May 13, 1997
 at (618) 943-2515


                              HBANCORPORATION, INC.
                       ANNOUNCES STOCK REPURCHASE PROGRAM


         Lawrenceville, Illinois, May 13, 1997 - HBancorporation, Inc. announced its intention today to repurchase up to 17% of its outstanding shares in the open market over the next twelve-months. These shares will be purchased at prevailing market prices from time to time over a twelve-month period depending upon market conditions.

         Kevin J. Kavanaugh, President of the Company, indicated that the Board of Directors approved the repurchase program in view of the current price level of the Company's common stock, the strong capital position of the Company's subsidiary, Heritage National Bank, and the need to fund the recently stockholder approved Recognition and Retention Plan (RRP). Mr. Kavanaugh stated that "we believe that the repurchase of our shares represents an attractive investment opportunity which will benefit the Company and our stockholders. The repurchased shares will become treasury shares and will be used for general corporate purposes, including the issuance of shares in connection with grants and awards under the Company's stock based benefit plans."

         The repurchase program will be executed through Friedman, Billings, Ramsey & Company, Inc.

         The Company's common stock is traded on the "pink sheets" published by the National Quotation Bureau, Inc. and its common stock is traded on the Nasdaq Bulletin Board System under the symbol "HBIN."

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